Cassidy & Associates Attorneys at Law 9454 Wilshire Boulevard Beverly Hills, California 90212 Email: CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

August 17, 2012

Joanna Lam

Staff Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:

Form 8-K for Xtreme Healthcare Corporation

Originally filed August 10, 2012

File No. 000-54542

Dear Ms. Lam:

I am writing on behalf of Xtreme Healthcare Corporation (the “Company”) in response to the letter, dated August 13, 2012, from the Commission to the Company.  The comment letter referenced comments to the above-referenced Form 8-K.

Per our conversation earlier this week, I am writing to confirm that Lee Cassidy from our office (the attorney from our office handling the Form 8-K) is out of town this week and returning at the beginning of next week.  As such, per our discussion, we will plan to file the responsive comments and amended document by Wednesday, August 22, 2012.

For any other questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or myself at (310) 709-4338.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates